

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via E-mail
Mingzhuo Tan
Chief Executive Officer
China Growth Corporation
#99 Jianshe Road 3
Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

  Re: **China Growth Corporation**
     Amendment No. 4 to Form 8-K
     Filed July 13, 2011
     Amendment No. 2 to Form 10-K for the Fiscal Year Ended
     December 31, 2010
     Filed July 13, 2011
     File No. 000-52339

Dear Mr. Tan:

  We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Form 8-K filed July 13, 2011

  We note that you have deleted the disclosure concerning Patrick Chan from the Form 8-K. Please add the Item 401, 402 and 403 disclosure regarding Patrick Chan to the Form 8-K because he was an executive officer as of the date of the reverse merger. You may also keep the information regarding Mr. Tin Lui in the Form 8-K. Also revise your Form 10-K for the Fiscal Year Ended December 31, 2010 to include the disclosure concerning Patrick Chan.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director